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                          April 7, 2021

       Scott Durbin
       Chief Executive Officer
       Viveve Medical, Inc.
       345 Inverness Drive South
       Building B, Suite 250
       Englewood, CO 80122

                                                        Re: Viveve Medical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2021
                                                            File No. 333-254926

       Dear Mr. Durbin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Heidi Mayon, Esq.